October 31, 2007

Via EDGAR and Facsimile

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Larry Spirgel

Re:	Entravision Communications Corporation

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed March 15, 2007

Form 10-Q for the Fiscal Quarter ended June 30, 2007

Filed August 8, 2007

File No. 1-15997

Ladies and Gentlemen:

We are in receipt of the Commission’s letter dated October 18, 2007 to Entravision Communications Corporation, a Delaware corporation (“Entravision”), regarding the above-mentioned filings. We hereby advise the Commission that Entravision will respond to the Commission’s letter by November 16, 2007. Along with this EDGAR-filed copy, Entravision is concurrently transmitting via facsimile a courtesy hard copy of this letter to the Commission.

If you have any questions, please contact me directly at (310) 447-3895.

Sincerely,

/s/ Marissa de la Rosa

Marissa de la Rosa

Deputy General Counsel

cc:	Walter F. Ulloa

John F. DeLorenzo

Mark A. Boelke, Esq.

Lance Jon Kimmel, Esq.